Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined statement of income for the year ended December 31, 2017 gives effect to the acquisition of Eletropaulo Metropolitana de Eletricidade de São Paulo S.A (“Enel Distribución Sao Paulo” or “Eletropaulo”), which was completed during 2018. The unaudited pro forma combined statement of income is based on the historical consolidated financial statements of Enel Américas S.A. and its consolidated subsidiaries (“Enel Américas”) and Eletropaulo, applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial information and has been prepared in accordance with Article 11 of Regulation S-X.

For pro forma purposes, the unaudited pro forma combined statement of income for the year ended December 31, 2017 is presented as if the acquisition of Eletropaulo had occurred on January 1, 2017.

The unaudited pro forma combined financial information has been prepared by Enel Américas’ management for illustrative purposes and is not intended to represent the consolidated results of operations in future periods or what the results actually would have been had Enel Américas completed the acquisition of Eletropaulo during the specified period. The unaudited pro forma combined financial information and accompanying notes should be read in conjunction with the following information: (1) the audited historical financial statements of Eletropaulo as of December 31, 2017 and for the year then ended and the notes thereto furnished as Exhibit 99.1 to Enel Américas’s Report on Form 6-K dated June 14, 2019; and (2) the audited historical consolidated financial statements of Enel Américas as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 and notes thereto included in Enel Américas Annual Report on Form 20-F for the year ended December 31, 2018 (the “Enel Américas 2018 Form 20-F”); and (3) Part I. Item 5.A. “Operating Results” of the Enel Américas 2018 Form 20-F.

The unaudited pro forma combined statement of financial condition as of December 31, 2017 has been omitted pursuant to SEC guidance, since Eletropaulo was included in Enel Américas’ audited historical consolidated statement of financial position as of December 31, 2018.

Unaudited Pro Forma Combined Statement of Income
For the year ended December 31, 2017

	Enel Américas Consolidated Historical	EletroPaulo Historical	Reclassification for presentation (A)	Effects of the Acquisition	Note	Elimination of Non- recurring effects	Note	Pro forma Combined
	(in thousands of US$, except share and per share amounts)

Revenues	9,591,590	3,757,311	(27,457)	(13)	(B)	—		13,321,431
Other operating income	948,737	368,740	32,163	—		—		1,349,640
Revenues and other operating income	10,540,327	4,126,051	4,706	(13)		—		14,671,071
Raw materials and consumables used	(5,985,112)	(3,063,917)	(1,229)	13	(B)	—		(9,050,245)
Contribution Margin	4,555,215	1,062,134	3,477	—		—		5,620,826
Other work performed by the entity and capitalized	173,186	32,564	—	—		—		205,750
Employee benefits expense	(837,984)	(413,136)	117,285	—		—		(1,133,835)
Depreciation and amortization expense	(648,114)	(164,201)	—	(44,867)	(C)	—		(857,182)
Impairment loss recognized in the period’s profit or loss	(79,748)	(53,480)	—	—		—		(133,228)
Other expenses	(943,156)	(295,265)	26,863	—		—		(1,211,558)
Operating Income	2,219,399	168,616	147,625	(44,867)		—		2,490,773
Other gains (losses)	5,345	—	—	—		—		5,345
Financial income	293,843	106,552	(49,176)	—		—		351,219
Financial costs	(869,535)	(670,101)	(99,678)	(262,692)	(D)	469,991	(G)	(1,432,015)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3,310	—	—	—		—		3,310
Foreign currency exchange differences	(6,714)	(1,197)	1,229	—		—		(6,682)
Income before taxes from continuing operations	1,645,648	(396,130)	—	(307,559)		469,991		1,411,950
Income tax expense, continuing operations	(519,134)	131,549	—	104,570	(E)	(159,797)	(G)	(442,812)
NET INCOME	1,126,514	(264,581)	—	(202,989)		310,194		969,138
Net income attributable to:
Shareholders of Enel Américas	709,043	(264,581)	—	(190,871)		297,417		551,008
Non-controlling interests	417,471	—	—	(12,118)	(F)	12,777		418,130
NET INCOME	1,126,514	(264,581)	—	(202,989)		310,194		969,138
Basic and diluted earnings per share
Basic and diluted earnings per share from continuing operations	0.01234							0.00959
Basic and diluted earnings per share	0.01234							0.00959
Weighted average number of shares of common stock	57,452,642							57,452,642

See Notes to the unaudited pro forma combined financial statements

Notes to the Unaudited Pro Forma Combined Financial Information

1.              Description of the Transaction

On April 17, 2018, Enel Américas’ subsidiary, Enel Brasil S.A., through its 100% owned subsidiary, Enel Investimentos Sudeste S.A. (“Enel Sudeste”), launched a voluntary public tender offer for all the shares issued by the Brazilian electric power distributor Eletropaulo Metropolitana de Eletricidade de Sao Paulo S.A. (“Eletropaulo”) subject to the acquisition of more than 50% of such shares in order to obtain control thereof.

On June 4, 2018, Enel Sudeste received the approval of the Brazilian authority for Free Competition, or Conselho Administrativo de Defensa Econômica (“CADE”). On the same date, the success of the public tender offer and the acquisition of the initial auction was confirmed, which was closed through the payment of the price and transfer of the shares in favor of Enel Sudeste, which took place on June 7, 2018. This date was defined as date when Enel Américas took control over Eletropaulo as defined in IFRS 3 “Business Combinations” and purchase accounting was applied as of that date. Specifically, 122,799,289 shares of Eletropaulo were acquired, all of the same class, corresponding to 73.38% of the capital stock of Eletropaulo for a total of ThR$5,552,984 (approximately US$1,484 million as of the acquisition date).

In addition, on June 11, 2018, the Brazilian Electricity Market Regulator, or Agência Nacional de Energia Elétrica (“ANEEL”), issued a technical note approving the acquisition of control of Eletropaulo, which occurred with the purchase of the shares mentioned in the preceding paragraphs. This technical note was published by ANEEL on June 26, 2018.

Given that the shareholders of Eletropaulo had until July 4, 2018 to sell the remaining shares of Eletropaulo to Enel Sudeste at the same price offered in the public tender offer (R$45.22 per share), additional increases in participation occurred during the months of June and July. On June 22, June 30, July 2 and July 4, 2018, 4,692,338, 4,856,462, 14,525,826 and 9,284,666 additional shares of Eletropaulo were acquired, respectively, for a total of ThR$1,516,362 (approximately US$ 384 million). These subsequent acquisitions represented an increase in Enel Sudeste’s ownership of Eletropaulo from 73.38% to 95.05%.

On September 19, 2018, the Board of Directors of Eletropaulo approved an increase in the company’s capital stock in the amount of ThR$1,500,000, through the issuance of 33,171,164 new shares. Enel Sudeste participated in this capital increase, acquiring 33,164,964 of the new shares of Eletropaulo (approximately US$ 395 million), thereby increasing its ownership interest in Eletropaulo to 95.88%.

The functional currency of Eletropaulo is the Brazilian Real (R$). Enel Américas has converted the initial effects of the business combination into its presentation currency, the U.S. Dollar (US$), using the exchange rate prevailing at the date of acquisition. For the year ended December 31, 2017, the financial statements of Eletropaulo have been converted to the US$, which is the presentation currency of Enel Américas, following the accounting criteria detailed in Note 2.7.3 to Enel Américas’ financial statements included in the Enel Américas 2018 Form 20-F.

2.              Basis of Presentation

The unaudited pro forma combined statement of income is based on Enel Américas’ and Eletropaulo’s historical statements of income for the year ended December 31, 2017 and has been presented as if the acquisition of Eletropaulo had occurred on January 1, 2017.

The assumptions and adjustments used to prepare the unaudited pro forma combined financial information included herein are described in the notes accompanying such information below and are based upon currently available information and certain estimates and assumptions. Management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Eletropaulo acquisition, are factually supportable, directly attributable, are expected to have a continuing impact on profit and loss and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial statements. The unaudited pro forma combined financial information is provided for illustrative purposes only and does not purport to represent what the actual combined results of operations of Enel Américas would have been had the acquisition occurred on January 1, 2017, nor is it necessarily indicative of the combined company’s future results of operations.

The unaudited pro forma combined financial information does not include the anticipated realization of cost savings from any operating efficiencies, synergies or restructurings resulting from the integration of Eletropaulo and does not contemplate future liabilities that may be incurred in any restructurings.

The unaudited pro forma combined financial information should be read in conjunction with the accompanying notes presented below, Enel Américas’ historical audited consolidated financial statements and accompanying notes, and the audited consolidated financial statements of Eletropaulo and accompanying notes. You should not rely on the unaudited pro forma combined financial information as an indication of either (1) the combined results of operations that would have been achieved if the acquisition of Eletropaulo had taken place on January 1, 2017; or (2) the combined results of operations of Enel Américas after the completion of such transaction.

3.              Pro Forma Adjustments

The following adjustments have been made to the unaudited pro forma combined statement of income to give effect to the acquisition of Eletropaulo as described in Note 1:

(A)               Represents reclassifications that were carried out to conform the presentation of items in Eletropaulo’s financial information to Enel Americas’ accounting policy.

(B)               Represents the elimination of revenues and raw materials and consumables related to intercompany transactions between Eletropaulo and Enel Américas.

(C)               Reflects an increase in amortization expense of ThUS$ 44,867 related to the recognition of definite-lived intangible assets pursuant to IFRS Interpretation Committee 12 as a result of the acquisition of Eletropaulo. Such amount and useful lives has been calculated based on a purchase price allocation that was made according to IFRS 3. The amount is calculated using the fair values of the definite-lived intangible assets of ThUS$ 1,744,715 that is deployed in the operations of the concession with a remaining average useful life of 40 years and an annual amortization expense of ThUS$ 44,867.

Goodwill created amounting to ThUS$ 563,858 is not reflected in in the unaudited pro forma combined statement of income as it is not amortized and no goodwill impairment has been recognized since the acquisition date.

(D)               Reflects financial costs related to liabilities that were incurred by Enel Américas and certain of its subsidiaries with third parties as part of financing the acquisition of Eletropaulo.

(E)               Represents the recognition of the tax effect associated with the pro forma adjustments mentioned above. The tax rates used to determine the effects are calculated based on the statutory tax rates applicable for the year.

(F)                Represents the effects of the amortization expenses as described in Note (C) above, net of tax effects described in Note (E) on the non-controlling interest of ThUS$ (1,217) (also included in the results of the period pertaining to the non-controlling interest of ThUS$ (10,901) (representing 4.12% of Eletropaulo’s net income of ThUS $(264,581)). For purposes of the pro forma presentation, the calculation is based on non-controlling interest after giving effect to the acquisition of the additional shares of Eletropaulo and the effects of the capital increase. The non-controlling interest is assumed to represent 4.12% of Eletropaulo’s outstanding stock.

(G)              In March 2018, Eletropaulo and Eletrobras - Centrais Elétricas SA (“Eletrobras”) reached an agreement (the “Settlement Agreement”) to conclude the judicial dispute (n°001002119.1989.8.19.0001) involving Eletrobras, Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP”) and Eletropaulo relating to the liability for payment the outstanding balance of financial expenses of a loan granted in 1986 by Eletrobras to the then state-owned entity, which was subsequently spun off as Eletropaulo in a transaction to create four separate companies, including Eletropaulo and CTEEP.

Under the Settlement Agreement, Eletropaulo agreed to pay the equivalent of ThUS$ 469,991 (converted at the average exchange rate for the year 2017) in order to settle the judicial dispute, which is the subject of the collection suit and is now in the liquidation phase, as follows: R$ 1,400 million payable to Eletrobras and R$ 100.0 million payable to the lawyers appointed by Eletrobras related to fees. As this event and the corresponding financial effects are considered to be non-recurring, the corresponding effects, net of taxes of ThUS$ 159,797, have been eliminated for purposes of the pro forma presentation.

The conclusion of the Settlement Agreement confirmed a condition that already existed as of December 31, 2017, due to the fact that the judicial proceeding that originated the provision was known and disclosed by Eletropaulo as a contingent liability and a provision in the total amount of R$ 1,500,000 was recorded as a financial expense in the 2017 statement of income.

4.              Purchase Price Allocation and Pro Forma Earnings Per Share

a.              The purchase price allocation for the acquisition of Eletropaulo is summarized as follows:

ThUS$
Cash consideration transferred, net of cash and cash equivalents acquired of ThUS$273,439	1,590,435
Non-controlling interest assumed	67,658
Total purchase price consideration	1,658,093
Book value of net assets acquired	(160,083)
Fair value increment of identifiable assets and liabilities	1,498,010
Defined life intangible assets	(1,744,715)
Other assets and liabilities	329,333
Deferred tax effects	481,230
Goodwill	563,858

b.                   Pro forma earnings per share

The pro forma earnings per share is based on weighted average number of outstanding shares of Enel Américas during the year 2017. As there are no potential dilutive effects, the diluted earnings per share is the same as the basic earnings per share.